UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 4, 2024

Commission File Number: 001-41247

Satellogic Inc.

(Translation of registrant’s name in English)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Board of Director Changes

On September 4, 2024, Satellogic Inc. (the “Company”) issued a press release announcing the election of Kelly Kennedy to the Board of Directors (the “Board”) of the Company as a Class III Director, with a term expiring at the Company’s next annual meeting. Ms. Kennedy will serve as chair of the Audit Committee of the Board (the “Audit Committee”).

The Company also announced the retirement of Bradley Halverson from his position as a Class III Director of the Board and as chair of the Audit Committee. Mr. Halverson’s decision to retire was not a result of any disagreement with the Company, the Company’s management or the Board of Directors.

The press release is attached hereto as Exhibit 99.1 but does not constitute part of nor is it incorporated by reference to this Form 6-K.

The Company announces material information to the public through filings with the Securities and Exchange Commission, the investor relations page on the Company’s website, press releases, public conference calls and webcasts. The information disclosed by the foregoing channels could be deemed to be material information. As such, the Company encourages investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

	By:	/s/ Rick Dunn
Name: Rick Dunn
Title: Chief Financial Officer

Dated: September 4, 2024

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release, dated September 4, 2024.